Exhibit 17.2

March 5, 2015

Dear Surmodics Board Members,

It is with regret that I am writing to inform you of my decision to resign my position on the Board of Directors of Surmodics, Inc., effective immediately. I recognize that it is in the best interest of shareholders that all Surmodics Board Members and Management have a collaborative relationship and are aligned regarding the strategic and operating processes for the Company.

I am certainly grateful for the opportunity to serve Surmodics shareholders as a Board Member. I wish the organization only the best for the future and regret any inconvenience this may cause.

Sincerely,

/s/ Timothy S. Nelson

Timothy S. Nelson